NXT ENERGY SOLUTIONS INC.

Management’s Discussion
and Analysis (“MD&A”)

Q4 – 2014

As at and for the year
ended December 31, 2014

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 27, 2015 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014. This MD&A covers the unaudited 3 month ("Q4-14") and 12 month year-to-date (“2014 YTD”) periods ended December 31, 2014, with comparative totals for the unaudited 3 month (“Q4-13”) and 12 month year-to-date (“2013 YTD”) periods ended December 31, 2013.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.

•	the timing and extent of potential future growth opportunities in new international markets, including new business ventures.

•	the potential future conversion of the outstanding preferred shares, which mature on December 31, 2015.

•	the Company's ability to continue as a going concern.

•	limitations in disclosure controls, procedures, and internal controls over financial reporting.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time. Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and the fair value of US$ Warrants liability balance. Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc.	page | 2
MD&A for the year ended December 31, 2014

Description of the Business

NXT is a Calgary based publicly traded company that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data acquired is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects.

Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and especially risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients. Our primary goal is to expand our revenue base, which becomes easier by having each new client become a repeat customer, and on a larger scale.

Our strategy has been to gain wider market acceptance of SFD®, especially with premiere clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”). We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities. Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

As was discussed in our recent MD&As, NXT has invested extensive effort in building on our initial success in gaining Petrolēos Mexicanos (“PEMEX”, the NOC of Mexico) as a client in 2012. Since 2013, NXT has been working to create a long-term supplier relationship with PEMEX, which we expect can yield larger scale, recurring contract opportunities, as well as expand broader awareness and acceptance of our SFD® technology within the exploration industry.

In 2013, Mexico commenced a process of wide-spread reforms to its constitution, which have had a significant effect on PEMEX, and its ongoing exploration activities. The highlight of the energy industry portion of the reforms is that Mexico will now allow foreign E&P partners into its formerly closed exploration market, by way of inviting open “bid rounds” on certain exploration blocks / concessions which will be released over time by Mexico. This process is intended to yield long-term benefits for all of Mexico, as it should attract significant new capital and expertise to expand development of Mexico’s oil and gas industry. Expanded exploration in Mexico, and especially in the deep water and salt domains of the Gulf of Mexico, is an area where SFD® can excel at rapidly providing PEMEX, and other new exploration players who enter this market, with independent high-impact prospect generation data. NXT has started actively marketing to exploration entities which are looking to enter the Mexico market.

NXT Energy Solutions Inc.	page | 3
MD&A for the year ended December 31, 2014

In early 2014, PEMEX exploration staff invested time in addressing how to deal with the initial submissions to their regulators under their ongoing “Round Zero” process, and where to prioritize their short and long term exploration efforts. The Round Zero process was completed in Q3-14, and Mexico’s regulators have been continuing to refine the framework to be used in the initial “Round One” package of blocks that will be offered for bid by the international E&P industry in 2015. In addition, PEMEX has been undertaking a comprehensive internal restructuring of its staff and business units. These factors have resulted in a longer than expected process of securing new SFD® survey contract opportunities with PEMEX, but NXT remains optimistic that they will become a large scale, repeat customer.

In late 2013, NXT gained another new client, Kerogen Exploration LLC (“Kerogen”), a private, US based entity with a focus on both traditional and non-traditional exploration concepts. An initial US $1.1 million pilot test survey was flown for Kerogen in December 2013 over lands in both Florida and Texas, and delivery of our preliminary survey results quickly led to expansions of the contract scope, to a cumulative total of US $3.7 million. Kerogen is backed by Riverstone Holdings LLC, one of North America’s premier private-equity funders of exploration start-ups, and has expressed interest in using SFD® in their future exploration activities.

Near-term Outlook and Strategy for 2015 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies. A lucrative potential longer term new market may become projects with the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).

Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Bolivia, Peru, Ecuador, and Brazil, as well as the Pakistan / South Asia region. Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry. This allows us to cover much larger areas and more clients with minimum fixed cost. NXT currently has in place sales representatives to pursue SFD® survey opportunities in such markets as Latin America (primarily Mexico and Bolivia), South Asia (Pakistan and India) and the middle-east region. All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

New near term contract and revenue opportunities that have recently continued to see positive advancement include prospective clients in Bolivia and Pakistan. NXT has had extensive discussions in recent months with the NOC of Bolivia regarding performing a large new survey project. In April 2015, NXT received a commitment to undertake a US $13.4 million survey project, with finalization of binding contract terms subject to delivery by NXT of standard project performance guarantees. It is anticipated that the project could then commence in mid-2015, upon finalization of the contract and related importation and aviation permits.

Our December 2012 SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, gave NXT significant exposure to numerous E&Ps active in the South Asia region, including NOCs such as OMV (Austria), ENI (Italy), and Oil & Gas Development Company Limited (“OGDCL” - Pakistan). Also, remote sensing technologies such as SFD® have recently been recognized as a geophysical tool for use in meeting spending commitments in Pakistan, such as the commitments required on the sizeable exploration concession blocks awarded in frontier areas of Pakistan. Multiple client prospects have in past expressed interest in conducting potential SFD® surveys in Pakistan, subject to final approval in 2015 of the amendments to Pakistan’s petroleum policy.

In early 2015, NXT was awarded a US $1.44 million survey project to be conducted in Pakistan, subject to receipt by the client of all relevant government permits and approvals (which could potentially occur in the next 3 to 6 months).  In addition, OGDCL, a new prospective NOC client in Pakistan,  indicated that they will conduct a formal tender invitation process for a large scale remote sensing aerial survey project for which SFD® would be an ideal technology for meeting their exploration requirements.

NXT Energy Solutions Inc.	page | 4
MD&A for the year ended December 31, 2014

A separate initiative we have been pursuing since late 2013 is researching ways to monetize our existing “library” of proprietary SFD® data. The objective is to create a vertically integrated exploration entity (a “Vertical”) which utilizes a combination of external funding, an independent and experienced exploration management team, and a high-value data set of existing SFD® identified prospects. The ultimate goal is for NXT to receive a significant equity and royalty interest in the Vertical in consideration for the sale to the Vertical of certain of our existing, proprietary SFD® data. Developing the Vertical business model with the appropriate structure is a long-term project to develop SFD® identified prospect areas in an effort to yield an additional return to NXT shareholders.

Since the process started in fall 2014, NXT has continued to advance the Vertical concept, including:

•
engaging an experienced exploration focused management team to aid in conducting an extensive geotechnical analysis of a defined portion of NXT’s proprietary SFD® data library, and further developing an inventory of prospect leads, and

•
developing a financing and exploration plan, which we intend to use in marketing the initial Vertical concept, with a view to obtaining a commitment for sufficient external equity funding, with  an initial financing to close in the second half 2015.

Some of our ongoing objectives to realize additional future revenue growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with client geological and geophysical data. Also, in early 2014 we hired a new staff member with experience in developing algorithm software to research if such can be created and deployed to aid in enhancing the SFD® data interpretation process. In October, 2014, we also added a senior sales and marketing advisor to our staff, to enhance our ability to conduct additional global marketing initiatives.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, is advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2013. In November, 2014, NXT filed a related patent amendment submission in the US and commenced to undertake new patent applications in select strategic international markets.

Selected Annual Financial Information

	2014	2013	2012

Survey revenue	$3,913,367	$2,684,095	$10,937,575
Net income (loss)	(1,563,361)	(5,341,561)	2,062,728
Net income (loss) per share (1)
Basic	(0.04)	(0.13)	0.05
Diluted	(0.04)	(0.13)	0.04
Net cash flow from (used in) operating activities	(3,581,186)	(774,958)	792,992

Cash and short-term investments	5,224,065	5,769,077	5,107,594
Total assets	6,049,103	6,839,993	7,458,222
Long term liabilities	50,000	64,560	61,813
_________________
(1)	in periods with a loss, the Diluted total excludes the 8,000,000 outstanding convertible preferred shares, as their effect is anti-dilutive.

NXT Energy Solutions Inc.	page | 5
MD&A for the year ended December 31, 2014

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. In addition, the outstanding US$ denominated common share purchase warrants (all of which were exercised or expired by the end of Q2-14) were classified as a "derivative financial instrument" on our balance sheet, which prior to Q2-14 gave rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

	Q4-2014	Q3-2014	Q2-2014	Q1-2014
	Dec 31, 2014	Sept 30, 2014	June 30, 2014	Mar 31, 2014

Survey revenue	$-	$-	$-	$3,913,367
Net income (loss)	(1,532,466)	(1,330,167)	(1,286,461)	2,585,733
Income (loss) per share – basic	(0.03)	(0.03)	(0.03)	0.06
Income (loss) per share – diluted	(0.03)	(0.03)	(0.03)	0.05

	Q4-2013	Q3-2013	Q2-2013	Q1-2013
	Dec 31, 2013	Sept 30, 2013	June 30, 2013	Mar 31, 2013

Survey revenue	$-	$-	$-	$2,684,095
Net income (loss)	(1,633,189)	(2,522,165)	(1,150,628)	(35,579)
Income (loss) per share – basic	(0.04)	(0.06)	(0.03)	(0.00)
Income (loss) per share – diluted	(0.04)	(0.06)	(0.03)	(0.00)

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13). Two survey projects (in Florida in Texas) commenced for a USA based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q2-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13). Two survey projects commenced in Q4-13 and were completed in the Q1-14 period. The Q4-13 survey costs relate to non-revenue generating test flights.

Q3-13 to Q2-13 comparison – NXT had survey revenue of $nil ($nil in Q2-13), survey costs of $8,626 ($nil in Q2-13), SBCE of $122,000 ($87,000 in Q2-13), and a change in fair value of US$ Warrants expense of $1,243,000 ($32,000 expense in Q2-13). No survey operations were conducted in the Q3-13 period.

NXT Energy Solutions Inc.	page | 6
MD&A for the year ended December 31, 2014

Q2-13 to Q1-13 comparison – NXT had survey revenue of $nil ($2,684,095 in Q1-13), survey costs of $nil ($1,542,248 in Q1-13), SBCE of $87,000 ($100,000 in Q1-13), and a change in fair value of US$ Warrants expense of $32,000 ($172,000 income in Q1-13). No survey operations were conducted in the Q2-13 period.

Q1-13 to Q4-12 comparison – Q1-13 reflects primarily the completion of the Pakistan survey project, whereas Q4-12 reflects completion of a larger contract which was performed in Mexico for PEMEX. NXT had survey revenue of $2,684,095 ($5,727,392 in Q4-12), SBCE of $100,000 ($59,000 in Q4-12) and survey costs of $1,542,248 ($1,277,768 in Q4-12). In addition, a non-cash income amount of $172,000 ($336,000 in Q4-12) was recognized in relation to adjusting the fair value of the US$ Warrants, and income tax expense of $399,546 ($216,807 in Q4-12) was recognized related to foreign with-holding taxes incurred on the Pakistan survey project. Q1-13 reflects a small net loss of $35,579, as compared to a net income of $3,087,323 for Q4-12.

Summary of Operating Results

NXT had a net loss of $1,532,466 for Q4-14 as compared to a net loss of $1,633,189 for the Q4-13 period. The 2014 YTD operating results reflect the completion of two survey projects conducted in the USA in Q1-14, while the 2013 YTD period reflects the completion of the survey contract that was conducted in Pakistan in Q1-13.

	Q4	Q4	2014	2013	2012
	2014	2013	YTD	YTD	YTD

Survey revenue	$-	$-	$3,913,367	$2,684,095	$10,937,575

Expenses:
Survey costs	33,221	81,285	431,518	1,632,159	3,633,645
General and administrative	1,038,423	1,082,883	4,132,108	4,112,787	4,508,506
Stock based compensation expense	186,000	183,000	658,000	492,000	265,000
Amortization of property and equipment	21,692	23,775	67,162	85,484	122,015
	1,279,336	1,370,943	5,288,788	6,322,430	8,532,166

Other expense (income):
Interest expense (income), net	(15,589)	(7,450)	(50,824)	(25,455)	2,744
Foreign exchange (gain) loss	(35,635)	(16,951)	(158,817)	(150,350)	14,686
Increase (decrease) in fair value
of US$ Warrants	-	268,500	42,800	1,371,500	(168,143)
Other expense	304,354	18,147	354,781	107,985	66,973
	253,130	262,246	187,940	1,303,680	(83,740)
Income (loss) before income taxes	(1,532,466)	(1,633,189)	(1,563,361)	(4,942,015)	2,489,149
Income tax expense	-	-	-	(399,546)	(426,421)
Net income (loss) for the period	(1,532,466)	(1,633,189)	(1,563,361)	(5,341,561)	2,062,728

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. The 2014 YTD results reflect the completion (in Q1-14) of a total of US $3.7 million of survey projects which were conducted in the USA, while 2013 YTD results reflect completion (in Q1-13) of a US $2.7 million survey contract which was flown in Pakistan in December 2012.

NXT Energy Solutions Inc.	page | 7
MD&A for the year ended December 31, 2014

While there were no survey revenues in either Q4-14 or Q4-13, survey costs in those periods reflect items related to periodic repairs and  maintenance to the survey aircraft used, and also in the Q4-13 period, costs related to research / testing flights which were conducted.

The Q1-13 survey contract in Pakistan reflected some categories of costs which were higher than normal, resulting in a lower profit margin, as well as foreign income tax withholdings which were paid. Also, this project was originally negotiated in 2010, at a survey rate per km lower than the rates now in effect.

General and administrative (“G&A”) expense - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A expense are as follows:

	Q4-14	Q4-13	net change	% change

Salaries, benefits and consulting charges	$634,572	562,274	72,298	12.9%
Board, professional fees, & public company costs	71,256	166,058	(94,802)	- 57.1%
Premises and administrative overhead	153,956	146,866	7,090	4.8%
Business development	171,364	161,400	9,964	6.2%
Colombia office	7,275	46,285	(39,010)	- 84.3%
Total G&A	1,038,423	1,082,883	(44,460)	- 4.1%

	2014 YTD	2013 YTD	net change	% change

Salaries, benefits and consulting charges	$2,383,388	2,050,587	332,801	16.2%
Board, professional fees, & public company costs	612,847	802,450	(189,603)	- 23.6%
Premises and administrative overhead	599,230	584,778	14,452	2.5%
Business development	433,441	544,642	(111,201)	- 20.4%
Colombia office	103,202	130,330	(27,128)	- 20.8%
Total G&A	4,132,108	4,112,787	19,321	0.5%

While total G&A for the Q4-14 and 2014 YTD periods are comparable to the 2013 periods, the overall net changes in G&A expense within the five individual categories noted above reflect several factors:

•	staff levels were slightly higher in 2014 as compared to 2013.

•	Board, professional fees, & public company costs decreased in 2014 primarily due to lower expenses for discretionary investor relations activities.

•	business development costs are affected by the timing of discretionary international trips, and for the 2013 YTD period there was a higher number of international tradeshows and conferences attended.

•	NXT previously maintained a one person administrative office in Colombia, and this person was laid off in the Q3-14 period due to an ongoing lack of survey activity in the region.

Stock Based Compensation Expense (SBCE) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There were a lower average number of stock options outstanding for the Q4-14 and 2014 YTD periods (total of 2,541,435 as at the end of Q4-14 as compared to 2,888,100 at the end of Q4-13) giving rise to a lower level of SBCE on stock options for the Q4-14 and 2014 YTD periods as compared to Q4-13 and 2013 YTD.  Total SBCE for the 2014 periods, however, is  higher than the 2013 totals, as it includes additional expense recognized related to new “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

NXT Energy Solutions Inc.	page | 8
MD&A for the year ended December 31, 2014

	Q4	Q4	2014	2013
	2014	2013	YTD	YTD

SBCE recognized related to:
Stock options	$134,000	$183,000	$432,000	$492,000
Rights	52,000	-	226,000	-
	186,000	183,000	658,000	492,000

Interest income, net - includes interest income earned on short-term investments, which had a higher total for most of the 2014 YTD period, as well as for the Q4-14 period as compared to the Q4-13 period.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and to a minor extent, the Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments for some clients in foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the exercise of US$ common share purchase Warrants, which occurred from October 2013 through May 2014. The valuation is also affected by the relative strength of the US$ at each period end, which rose as at the end of Q4-14 as compared to Q4-13 (1.1601 Cdn$ / US$ at December 31, 2014 as compared to 1.0636 Cdn$ / US$ as at December 31, 2013), resulting in both realized and unrealized net exchange gain movements on the net holdings of US$ cash and other working capital items.

Other expense - this category includes primarily discretionary costs related to intellectual property filings (which had a high level of activity in the Q4-14 period) and R&D activity related to the SFD® technology, as well as minor ongoing net expenses related to prior oil & gas activities.

In the Q4-14 period, NXT also incurred geotechnical and consulting costs related to conducting a feasibility study for the Vertical concept, with a goal of seeking to monetize the value of our proprietary SFD® data library. Total costs, by category, were as follows:

	Q4	Q4	2014	2013
	2014	2013	YTD	YTD
Other expenses incurred re:
Intellectual property and R&D	$103,881	$16,700	$148,975	$93,585
Other, net	(12,768)	1,447	(7,435)	14,400
Feasibility study	213,241	-	213,241	-
	304,354	18,147	354,781	107,985

Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share for a period of two years (the “Warrants”). As these Warrants were denominated in US$ (exercise price of US $1.20 per share) they are considered to be a “derivative financial instrument” for financial statement reporting purposes, and were required to be re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014. The estimated fair value for the net outstanding US$ Warrants was initially recorded at $409,143 upon issue of the Warrants in early 2012, and this increased to $1,238,000 as at December 31, 2013.

NXT Energy Solutions Inc.	page | 9
MD&A for the year ended December 31, 2014

Of the total 4,502,821 US$ Warrants which were issued in 2012, the majority had expiry dates in March 2014, and a portion in May 2014, such that there are now no US$ Warrants outstanding.

A continuity of the US$ Warrants, and the related exercise proceeds received in 2013 and 2014 is as follows:

		exercise
	# of US$	proceeds
	Warrants	received
		(in Cdn$)
Issued in 2012 private placement financings	4,502,821	-
Warrants exercised in 2013	(846,700)	$1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity in 2014:
Warrants exercised	(2,057,852)	2,735,995
Warrants expired	(1,598,269)	-
Outstanding as at December 31, 2014	-	$3,800,217

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Progress billings by NXT for services rendered to clients in such countries may be subject to foreign withholding taxes at the time of payment to NXT, and these amounts are only recoverable in certain circumstances. During Q1-13, NXT recorded $399,546 in withholding taxes related to its revenues for the Pakistan project. No foreign taxes were incurred in 2014.

Although such foreign taxes paid can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q4-14 was $5.2 million The total at each quarter end excludes any amounts classified on the Balance Sheet as restricted cash, which is required periodically as security related to performance of certain foreign survey contracts. Security issued by NXT is normally in the form of bank letters of credit (often for a term of 12 to 15 months), such as were issued to undertake a survey in Guatemala in 2012. The restricted cash balances were released to NXT when the related letters of credit expired in 2014.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. NXT's ability to continue as a going concern, however, remains dependent upon our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. This financing also included the US$ common share purchase Warrants (which had a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months.

NXT Energy Solutions Inc.	page | 10
MD&A for the year ended December 31, 2014

NXT has no secured debt, and had total “net working capital” of $5.0 million as at Q4-14, compared to a total of $1.6 million at Q4-13, as follows:

	December 31,	December 31,	net change
	2014	2013	in 2014
Current assets (current liabilities):
Cash and cash equivalents	$50,635	$3,319,627	$(3,268,992)
Short-term investments	5,173,430	2,449,450	2,723,980
	5,224,065	5,769,077	(545,012)
Restricted cash	-	53,921	(53,921)
Accounts receivable	248,930	295,879	(46,949)
Prepaid expenses and deposits	338,644	158,456	180,188
Accounts payable and accrued liabilities	(782,626)	(939,355)	156,729
Net working capital before the undernoted items	5,029,013	5,337,978	(308,965)
Additional asset (liability) amounts:
Work-in-progress	-	299,842	(299,842)
Deferred revenue	-	(2,781,101)	2,781,101
Fair value of US$ Warrants	-	(1,238,000)	1,238,000
	-	(3,719,259)	3,719,259
Net working capital	5,029,013	1,618,719	3,410,294

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as the fair value of US$ Warrants and deferred revenue balances) as at the period end date.

The significant increase in net working capital in 2014 to a total of $5.0 million at the end of Q4-14 is primarily due to:

•	the receipt in 2014 of exercise proceeds of $2.7 million upon exercise of 2,057,852 of the US$ Warrants.

•	receipt of final progress billings of $1.2 million, and reversal of the Q4-13 $2.7 million deferred revenue balance, following completion and delivery of the USA survey projects in Q1-14.

•	the reversal (due to exercises and expiries) in 2014 of the $1.2 million recorded at Q4-13 for the fair value of the remaining 3,656,121 US$ Warrants which were then outstanding.

As noted previously, the fair value of US$ Warrants balance relates to the estimated fair value of the common share purchase Warrants (which had a US$ 1.20 exercise price) which were issued in the private placement financings in early 2012.  Prior to Q4-14, this balance was adjusted to its estimated “fair value” at each period end (until expiry of the Warrants in March and May, 2014), based on the number of Warrants outstanding.   These derivative financial instruments were classified in the balance sheet as a liability, but did not require any ongoing outlay of cash.  These US$ Warrants had a term of two years, and all of them were either exercised or expired by the end of Q2-14.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2013 related to costs incurred on the USA survey projects which were completed in March, 2014.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end on the uncompleted contracts. The total as at Q4-13 related to the two USA survey projects which were underway at year end.

The decreased total of accounts payable and accrued liabilities at Q4-14 as compared to Q4-13 is largely due to there being no survey activity in Q4-14.

NXT Energy Solutions Inc.	page | 11
MD&A for the year ended December 31, 2014

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the periods:

Cash flows from (used in):	Q4-14	Q4-13	2014 YTD	2013 YTD

Operating activities	$(1,432,795)	$1,552,786	$(3,581,186)	$(774,958)
Financing activities	91,951	1,071,722	3,024,061	1,077,456
Investing activities	543,063	420,041	(2,711,867)	(2,035,465)
Net source (use) of cash	(797,241)	3,044,549	(3,268,992)	(1,732,967)
Cash and cash equivalents, start of period	847,876	275,078	3,319,627	5,052,594
Cash and cash equivalents, end of period	50,635	3,319,627	50,635	3,319,627

Cash and cash equivalents	50,635	3,319,627	50,635	3,319,627
Short-term investments	5,173,430	2,449,450	5,173,430	2,449,450
Total	5,224,065	5,769,077	5,224,065	5,769,077

As shown above, cash balances decreased in the Q4-14 period by $797,241 to $50,635 as at December 31, 2014. The overall net decreases in cash in the Q4-14 and 2014 YTD periods is a function of several factors including any inflows (outflows) due to changes in net working capital balances, proceeds from exercises of US$ Warrants, less cash transferred into short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q4-14	Q4-13	2014 YTD	2013 YTD

Net loss for the period	$(1,532,466)	$(1,633,189)	$(1,563,361)	$(5,341,561)
Total non-cash income and expense items	193,864	476,275	753,402	1,951,731
	(1,338,602)	(1,156,914)	(809,959)	(3,389,830)
Decrease (increase) in non-cash
working capital balances	(94,193)	2,709,700	(2,771,227)	2,614,872
Cash from (used in) operating activities	(1,432,795)	1,552,786	(3,581,186)	(774,958)

Financing Activities

•
no equity financings occurred in 2014 or 2013. In 2014 NXT received a total of $2,735,995 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $288,066 proceeds from exercise of a total of 482,665 stock options.

Investing Activities

•
the overall net cash changes from investing activities noted above are virtually all related to the movement of cash into or out of short-term interest bearing investment balances. For Q4-14 there was a net cash source from decrease in short-term investments of $582,379 ($421,729 source for Q4-13) and a $2,723,980 use of cash for 2014 YTD ($2,394,450 use of cash for 2013 YTD) related to the net increase in short-term investments in the year.

•
a net cash source of $nil in Q4-14 ($1,688 net cash use for Q4-13) and net cash inflow of $53,921 for 2014 YTD ($379,448 net cash source for 2013 YTD) arose on net changes in restricted cash balances which have been issued as security for performance guarantees on international survey contracts.

•	cash used for purchases of office and other equipment were $38,776 for Q4-14 ($nil for Q4-13) and $41,808 for 2014 YTD ($20,463 for 2013 YTD).

NXT Energy Solutions Inc.	page | 12
MD&A for the year ended December 31, 2014

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its existing Calgary office space for a term through July 31, 2015 at a minimum monthly lease payment of $26,894 (including estimated operating costs). NXT has also committed to an operating lease on new office premises for a 10 year term commencing in 2015 at an initial estimated minimum monthly lease payment of $42,368 (including operating costs).

The total estimated future minimum annual commitment for these two premises leases is as follows:

	Existing	New
Year ending December 31	premises	premises	Total

2015	$188,257	$127,103	$315,360
2016	-	508,410	508,410
2017	-	508,410	508,410
2018	-	508,410	508,410
2019	-	508,410	508,410
	188,257	2,160,743	2,349,000
Thereafter, 2020 through 2025	-	2,979,848	2,979,848
	188,257	5,140,591	5,328,848

Aircraft charterhire commitment

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement to utilize a minimum annual volume of aircraft charter hours (the “Charter Agreement”). The charterhire commitment to be met by the end of 2015, including a short-fall in hours carried forward from 2014, is $641,250.

As part of the 2015 annual renewal of the Charter Agreement, NXT has made a deposit payment of $168,750 in February 2015, and an additional $135,000 is due by June 30, 2015. This total of $303,750 will be held as non-refundable deposits to be applied, as utilized to September 30, 2015, against the charterhire commitment carried forward from 2014.

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	April 27,	December 31,	December 31,
	2015	2014	2013

Shares issued and outstanding:
Common shares	44,965,509	44,958,843	42,418,326
Convertible preferred shares	8,000,000	8,000,000	8,000,000
Common shares reserved for issue re:
Stock options	3,135,835	2,541,435	2,888,100
US$ common share purchase Warrants	-	-	3,656,121
	56,101,344	55,500,278	56,962,547

Convertible preferred shares

The convertible preferred shares are non-voting, are held by NXT's President & CEO, and were issued in the 2005 / 2006 period pursuant to NXT acquiring rights to use the SFD® technology for hydrocarbon exploration applications. The preferred shares are convertible on a 1 for 1 basis into NXT common shares by December 31, 2015 (the “Maturity Date”), subject to earlier partial conversions if certain cumulative revenue milestones are achieved by NXT.

NXT Energy Solutions Inc.	page | 13
MD&A for the year ended December 31, 2014

NXT has an option to elect by December 31, 2015 to convert the 8,000,000 preferred shares in order to maintain its rights to utilizing the SFD® technology. In the event that the conversion option is not exercised by December 31, 2015, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

The 8,000,000 preferred shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 preferred shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015. An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP. As at December 31, 2014, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2013 - US $25.8 million) that is eligible to be applied to the above noted conversion thresholds.

NXT intends to continue to develop the SFD® technology, and retain it by exercising NXT’s option to convert the preferred shares in 2015 prior to (subject to regulatory considerations) the Maturity Date.

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this firm were as follows:

Q4	Q4	2014	2013
2014	2013	YTD	YTD
$449	$22,883	$18,549	$39,966

Accounts payable and accrued liabilities includes a total of $124 ($29,274 as at December 31, 2013) payable to this law firm. In addition, accounts payable and accrued liabilities includes $23,673 ($31,045 as at December 31, 2013) related to re-imbursement of expenses owing to persons who are Officers of NXT.

Critical Accounting Estimates

The preparation of NXT's consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the amount of revenues and expenses recorded during the reporting periods. Estimates made related to allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation expense, valuation of US$ Warrant derivative instruments, valuation of deferred income tax assets, estimates for asset retirement obligations, and the valuation of preferred shares (which may include estimates of the likelihood that the conversion feature of the preferred shares will be achieved in future). The estimates and assumptions used are based on management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

NXT Energy Solutions Inc.	page | 14
MD&A for the year ended December 31, 2014

Changes in the accounting estimates or assumptions could have a significant impact on the Company's reported Consolidated Statement of Income (Loss).

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the Consolidated Financial Statements remain substantially unchanged from those described in NXT's 2013 audited consolidated financial statements.

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations (including directly related sales commissions) related to uncompleted SFD® survey contracts are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of income (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Income taxes

NXT applies the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and income tax purposes. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the estimated amount that is more likely than not to be realized.

Stock-based compensation expense (SBCE)

NXT follows the fair value method of accounting for any options which are issued under its stock option plan. Under this method, an estimate of the fair value of the cost of all stock options (as well as the Rights which were granted in 2014 on a portion of the preferred shares) granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the vesting period of the stock option, with a corresponding increase recorded in contributed capital. Upon exercise of the stock option, the consideration received by the Company, and the related amount previously recorded in contributed capital, is recorded as an increase in common share capital.

SBCE related to any non-employee consultants is periodically re-measured at each period end until their performance period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option grant.

NXT Energy Solutions Inc.	page | 15
MD&A for the year ended December 31, 2014

Financial Instruments

In spring 2012, NXT conducted a private placement financing, which included the issuance of common share purchase Warrants with a US $1.20 exercise price. As these US$ Warrants were denominated in a currency other than the Company's Canadian $ functional currency, they are classified as "derivative instruments" under US GAAP. These derivative instruments are considered to be a Financial Instrument, and are recorded on a fair value basis (which was a total of $1,238,000 as at December 31, 2013) at each period end. NXT has no other outstanding Financial Instruments, such as foreign currency hedges.

The US$ Warrant valuation had been classified as level III in the fair value hierarchy as it was determined using valuation based on both observable and unobservable market data. The US$ Warrants were valued using a Black-Scholes model, with additional factors for a discount due to the potential dilution impact upon exercise of the US$ Warrants and NXT's public market liquidity.

The Company has no other Financial Instruments that are recorded at fair value.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies that affected NXT in any of its last two fiscal years ended December 31, 2013 and 2014.

Future Accounting Policy Changes

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2017, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

Going concern

The FASB has established a going concern standard that becomes effective for reporting periods ending after December 31, 2016 (with early adoption permitted). The Company will be required to assess if there is substantial doubt about its’ ability to continue as a going concern, which will exist if it is probable that it will be unable to meet payment of its obligations within one year after the assessment date (which will be based on the date of issue of the period end financial statements). Disclosure will be required of the significance of and the conditions or events that give rise to the substantial doubt, as well as whether it is probable that managements’ plans can be effectively implemented to mitigate these conditions.

Further disclosure, including managements mitigation plans, will be required if it is assessed that the substantial doubt cannot be overcome. The Company has not yet adopted the new standard and will be assessing the required disclosures based on its analysis of the going concern assumption in the future period of adoption.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

NXT Energy Solutions Inc.	page | 16
MD&A for the year ended December 31, 2014

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter-hire arrangements. A charter operator provides the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours. NXT is thus exposed to a potential financial penalty of up to $641,250 (including $303,750 carried forward from 2014 and to be utilized by September 30, 2015) in the event that it fails to fulfill or renegotiate the remaining total charter hours commitment for 2015.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology.

NXT Energy Solutions Inc.	page | 17
MD&A for the year ended December 31, 2014

As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares that are expected to become issued to him by December 31, 2015 upon future conversion of the outstanding 8,000,000 preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$, and as such frequently holds cash in both Cdn$ as well as in US$, and is thus exposed to foreign exchange fluctuations on its US$ funds. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

NXT Energy Solutions Inc.	page | 18
MD&A for the year ended December 31, 2014

As of December 31, 2014 an evaluation was carried out under the supervision of, and with the participation of management, including the CEO and the CFO, of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 1992, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Through this evaluation the CEO and the CFO concluded that there are material weaknesses in the Company’s internal controls over financial reporting that have a direct impact on the Company’s DCP:

•
Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

•
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes, stock based compensation expense, and valuation of US$ Warrants. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand our operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2014. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

During the year ended December 31, 2014, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

NXT Energy Solutions Inc.	page | 19
MD&A for the year ended December 31, 2014